FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                               As of June 7, 2006



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                              Form 20-F      Form 40-F
                                      ---             ---

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                              Yes             No
                                  ---            ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing it confirms dividend payment and election of Directors.


          Tenaris Confirms Dividend Payment and Election of Directors

    LUXEMBOURG--(BUSINESS WIRE)--June 7, 2006--Tenaris S.A. (NYSE:TS) (BI:TEN) (BMV:TS) (BCBA:TS), in its annual general shareholders meeting today, approved the consolidated financial statements for the year ended December 31, 2005 and the proposed annual dividend of US$0.30 per share, or approximately US$354 million. The amount approved includes the interim dividend previously paid on November 16, 2005, in the amount of US$0.127 per share. Tenaris will pay the balance of the annual dividend amounting to US$0.173 per share (US$0.346 per ADS), or approximately US$204 million, on June 16, 2006 and the corresponding ex-dividend date will be June 13.
    The assembly also re-elected as members of the board of directors its current members to serve until the next annual shareholders meeting which will be held in June 2007.
    The company re-appointed PricewaterhouseCoopers as its independent auditors for the 2006 fiscal year.
    The extraordinary general shareholders' meeting also held today approved the procedural amendment to the Company's articles of association proposed in the agenda for the meeting. Shareholders may obtain details of the amendment and copies of the amended article of association by contacting the Company's registered office in Luxembourg.
    Tenaris is a leading global manufacturer of seamless steel pipe products and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries and a leading regional supplier of welded steel pipes for gas pipelines in South America. Domiciled in Luxembourg, it has pipe manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico, Romania and Venezuela and a network of customer service centers present in over 20 countries worldwide.

    CONTACT: Tenaris
             Nigel Worsnop, 1-888-300-5432
             www.tenaris.com


                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: June 7, 2006



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary